

July 22, 2011

Via E-mail
Jeanene Morgan
Chief Financial Officer
Pacific Entertainment Corporation
5820 Oberlin Drive
Suite 203
San Diego, CA 92121

    Re: **Pacific Entertainment Corporation**
                Amendment No. 2 to Form 10-12G
                Filed July 13, 2011
                File No. 000-54389

Dear Ms. Morgan:

We have reviewed your responses to the comments in our letter dated July 1, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

Products, page 3

1. We note your disclosure on page 4 that you anticipate that the initial product based on the research you commissioned into the use of a music-based curriculum will be ready for presentation to retailers in the third quarter of 2011 and that it will be available for sale in the fourth quarter of 2011. Please revise to provide a brief description of this product and how you plan to sell the curriculum.

2. We note that you have third party licensing agreements to develop musical products under other products. Please revise to disclose in an appropriate place the terms of these licensing agreements as it appears from your disclosure on page 12 that these licensing

agreements are material to your business. Also, file these licensing agreements with the Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gretchen Cowen, Esq.
        Law Offices of Gretchen Cowen, APC